UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          Sorrento Networks Corporation
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    83586Q209
                                 (CUSIP Number)

William Placke                                       with copies to:
Belmarken Holding B.V.                               William F. Wynne, Jr., Esq.
Boeing Avenue 53                                     White & Case LLP
1119 PE Schiphol Rijk                                1155 Avenue of the Americas
The Netherlands                                      New York, NY 10036
11-31-20-778-9872                                    (212) 819-8316
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  ------------

                                  SCHEDULE 13D

-------------------
CUSIP No. 83586Q209
-------------------
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Belmarken Holding B.V.
         98-0205634
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
------------------------------------------ -------------------------------------
NUMBER OF SHARES      7      SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH                2,053,737
REPORTING PERSON     -----------------------------------------------------------
WITH                  8      SHARED VOTING POWER

                             0
                     -----------------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             2,053,737
                     -----------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,053,737*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.8%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

* Included in this figure are (1) $2,430,199 of 7.5% Senior Convertible Debentures due August 2, 2007 of Sorrento Networks Corporation (the "7.5% Debentures") convertible into 448,376 shares of common stock, par value $.001 per share of Sorrento Networks Corporation ("Common Stock") (2) $240,000 of fee amount debentures of Sorrento Networks Corporation (the "Fee Amount Debentures", and together with the 7.5% Debentures the "Debentures") convertible into 44,280 shares of Common Stock and (3) 1,561,081 shares of Common Stock.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if all of the Debentures attributable to the Reporting Person were converted into Common Stock.

Item 1.   Security and Issuer

     This Schedule 13D relates to 2,053,737 shares (including 492,656 shares issuable upon conversion of debentures) of Common Stock of Sorrento Networks Corporation, a Delaware corporation (the "Company"), acquired by Belmarken Holding B.V. in the Exchange (as described in Item 5 below) which closed on June 4, 2003 (the "Common Shares").

     The principle executive offices of the Company are located at 9990 Mesa Rim Road, San Diego, California 92121.

Item 2.   Identity and Background

     (a) The name of the Reporting Person is Belmarken Holding B.V., a company with limited liability incorporated and existing under the laws of The Netherlands (the "Reporting Person").

     Schedule A sets forth the name of each officer and director of the Reporting Person.

     (b) The Reporting Person's principal business address is Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.

     Schedule A sets forth the business address of each officer and director of the Reporting Person.

     (c) The Reporting Persons' principal line of business is holding investments in and financing European cable and satellite companies together with related businesses.

     Schedule A sets forth the principal occupation or employment of each officer and director of the Reporting Person and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d)-(e) During the last five years, neither the Reporting Person, nor, to the best of the knowledge of the Reporting Person, any persons listed on Schedule A hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Schedule A hereto sets forth the citizenship of each director and officer of the Reporting Person.

Item 3.   Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the Common Shares in the Exchange (as described in Item 5 below), which closed on June 4, 2003.

Item 4.   Purpose of Transaction

     The Common Shares were acquired in one of the suppliers to an affiliate, which operates a digital fiber network, of the Reporting Person for investment purposes. However, the Reporting Person will review its holdings from time to time and may increase or decrease its holdings in the Company as future circumstances may dictate, including its assessment of the Company's technology and the Company's relative position in the marketplace to other potential suppliers of certain component technology. Such transactions may be made at any time without prior notice. There can be no assurance, however, that the Reporting Person will take any such actions. The Reporting Person may seek to nominate one or more representatives to the Company's board of directors.

     Except as otherwise set forth in this Item 4, neither the Reporting Person nor, to the best of its knowledge, any person named in Schedule A attached hereto, has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) The Reporting Person owns 2,053,737 shares (492,656 shares issuable upon conversion of debentures) of Common Stock. These shares represent 21.8% of the outstanding share capital of the Company.

     (b) The Reporting Person has sole voting power and sole dispositive power with respect to the Common Shares.

     (c) The Reporting Person, previously a holder of shares of Series A preferred stock of a subsidiary of the Company, participated in a restructuring transaction (the "Exchange") with the other holders of the Series A preferred stock (the "Series A holders"), holders of the Company's 9.75% debentures (the "Debenture holders") and the Company. Prior to the Exchange, the aggregate liquidation preference of the Series A preferred stock was $46.8 million and the principal amount of the 9.75% debentures was $32.2 million. The Series A holders and the Debenture holders exchanged their Series A shares and debentures, respectively, for common stock of the Company and new 7.5% debentures in an aggregate principal amount of $13.1 million. The Series A holders and the Debenture holders were issued approximately 10,450,000 common shares representing approximately 90% of the Common Stock of the Company. The restructuring closed on June 4, 2003.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to Be Filed as Exhibits

     None.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                     BELMARKEN HOLDING B.V.

                                     By: /s/Anton Tuijten
                                        --------------------------------
                                        Name:   Anton Tuijten
                                        Title:  Managing Director/Authorized
                                                Representative

Date:  June 16, 2003

                                   SCHEDULE A

           INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSON

     Belmarken Holding B.V. does not have any officers. The sole director of Belmarken Holding B.V. is UPC Management B.V. The principal business address for Belmarken Holding B.V. is Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.

     The following table contains the members of the board of directors of UPC Management B.V. It sets forth (i) the name, (ii) the citizenship and (iii) the present principal occupation and employment of each person. UPC Management B.V. does not have any officers. UPC Management B.V. is a private company organized under the laws of The Netherlands. The principal business address for UPC Management B.V. and the current business address for each of its board members is Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.

                            Present Principal Occupation or Employment
Name and Citizenship        and Name of Employer
--------------------        ----------------------------------------------------

John F. Riordan             Member of board of directors of UPC Management B.V.,
Ireland                     Chief Executive Officer and President of
                            United Pan Europe Communications N.V.

Anton M. Tuijten            Member of board of directors of UPC Management B.V.,
The Netherlands             Senior Vice President and Legal Counsel
                            of United Pan Europe Communications N.V.

Walter E. Musselman         Member of board of directors of UPC Management B.V.,
United States               Chief Operating Officer of United Pan Europe
                            Communications N.V.

Charles H.R. Bracken        Member of board of directors of UPC Management B.V.,
United Kingdom              Chief Financial Officer of United Pan Europe
                            Communications N.V.